

02006385

SECURITI[ES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 045288

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE CAMELOT GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2455 E. SUNRISE BOULEVARD, SUITE 703
(No. and Street)

FT. LAUDERDALE	FL	33304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT BEURET, VICE-CHAIRMAN — (954) 563-9669
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT BEURET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CAMELOT GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

Signature

VICE-CHAIRMAN

Title

Notary Public



Marie Datil
MY COMMISSION # CC927948 EXPIRES
April 13, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been [illegible] t.


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2002
WASH, D.C.
363
SECTION

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Camelot Group, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying statement of financial condition of The Camelot Group, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.


KAUFMAN
ROSSIN &
CO.
PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Camelot Group, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has sustained significant operating losses and negative cash flows for the year ended December 31, 2001. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Miami, Florida
March 15, 2002

THE CAMELOT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH	$	4,953
RECEIVABLE FROM BROKER (NOTE 4)		132,493
SECURITIES OWNED, AT MARKET (NOTE 4)		66,780
	$	204,226

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 8)	$	139,747
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 9)		
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (NOTE 6)		40,000
STOCKHOLDER'S EQUITY (NOTE 10)		24,479
	$	204,226

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

The Camelot Group, Inc. (the Company), a wholly owned subsidiary of Camelot Partners, LLC (the Parent), is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission. In addition, it is engaged in principal trading of U.S. equity securities for its own account.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commissions and clearing costs are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. The resulting difference between cost and market is included in operating results.

Income Taxes

Deferred income taxes are provided for the estimated tax effects of temporary differences between financial and income tax reporting in accordance with FASB Statement No. 109. These differences consist primarily of net operating loss carryforwards.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

The Company's ability to continue as a going concern is dependent upon maintaining required minimum regulatory net capital by achieving profitable operations and positive cash flows from operations or obtaining equity financing. The Company has sustained operating losses and negative cash flows from operations for the years ended December 31, 2001 and 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management is attempting to raise additional capital from its current stockholder as well as other third parties, which will assist the Company in funding operations and provide the opportunity for the Company to continue as a going concern. Management believes it will be successful in raising capital sufficient to maintain required minimum regulatory net capital and continue operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital Deficiency" was $48,738, which is below requirements by $51,262. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.87 to 1 at December 31, 2001.

NOTE 4. CLEARING AND DEPOSITORY CONCENTRATION

The Company's clearing and depository operations are provided by Fiserv Correspondent Services, Inc. (FCS), whose principal office is in Philadelphia, Pennsylvania. At December 31, 2001, the amount receivable from broker and securities owned, all United States exchange listed equities, are due from and held by FCS.

NOTE 5. INCOME TAXES

At December 31, 2001, the Company had net operating loss carryforwards of approximately $2,876,000, which expire in varying amounts from 2013 through 2021. Federal tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change of control occurred in November 1999. As a result, the Company's ability to utilize the net operating loss carryforwards existing prior to the ownership changes are subject to an annual limitation of approximately $16,000, and accordingly, the maximum net operating loss presently available is approximately $1,380,000.

NOTE 5. INCOME TAXES (Continued)

As a result of these net operating losses and other timing differences, the Company has recorded a deferred tax asset of approximately $581,000, which is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are achieved.

NOTE 6. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The liability subordinated to claims of general creditors may be repaid at the stated maturity date only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the NASD.

This loan of $40,000 was made in October 2001 and became effectively subordinated with the NASD in November 2001. It accrues interest at 12% per annum and matures on March 31, 2004. For the year ended December 31, 2001, $947 of interest expense related to this loan was incurred, and this amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition at December 31, 2001.

NOTE 7. LEASE COMMITMENTS

The Company currently leases its office facility and certain equipment under non-cancelable operating agreements. The lease on the office facility was cancelled and re-executed on March 15, 2002.

The approximate future minimum annual rentals under the non-cancelable leases, including the re-executed office facility lease, are as follows:

2002	$ 74,000
2003	78,000
2004	73,000
2005	75,000
2006	78,000
Thereafter	13,000
	$ 391,000

NOTE 8. SETTLEMENTS AND AWARDS

In April 2001, a court entered a judgement against the Company resulting from nonpayment of rent in 1999. The Company has been ordered to pay $45,799, plus accrued interest at 10% on the unpaid balance. The Company plans to appeal the verdict. This settlement amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

In March 2002, the Company settled an arbitration that was initiated during 2001, by agreeing to pay $20,167 to a former employee of the Company. This settlement amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. CONTINGENCIES

A disciplinary action was commenced by the NASD against the Company. The basis for the action emanated from events that transpired from 1996 through 1998, prior to the acquisition of the Company by present management, and involve an undisclosed principal of the Company and the payment for undisclosed compensation. No hearings have been set for the cases, however, the Company intends to vigorously contest the action. The outcome of this action as well as the extent of the Company's liability, if any, cannot be determined at this time.

NOTE 10. RELATED PARTY TRANSACTION

The Company's Parent allows the Company to use its property and equipment for no charge.